August 21, 2024

Wenxi He
Chief Financial Officer
Metal Sky Star Acquisition Corporation
132 West 31st Street, 9th Floor
New York, NY 10001

       Re: Metal Sky Star Acquisition Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Response dated July 26, 2024
           File No. 001-41344
Dear Wenxi He:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction